Exhibit 99.1

GOGL – Agreement to construct three Kamsarmax vessels and sale of two Ultramax vessels
08.07.2022
Golden Ocean Group Limited (Nasdaq and OSE: GOGL) (“Golden Ocean” or the “Company”), one of the world’s largest listed dry bulk shipowners, today announces that it has entered into agreements for the construction of three high-specification 85,000 dwt ECO-type dual-fuel Kamsarmax vessels, which will be equipped with the latest and most efficient propulsion system. Additionally, the Company announces the sale of two Ultramax vessels, Golden Cecilie and Golden Cathrine.
The newbuilding vessels will have the same specifications and will be constructed with the same leading Chinese shipyard group as the seven newbuilding vessels the Company previously contracted, providing additional benefits in terms of building supervision and the efficiency gained by operating vessels with similar specifications. The vessels will be delivered to the Company in the third quarter of 2024 and the first quarter of 2025.
The aggregate sale price of the Ultramax vessels is $63 million, and the Company expects to record a gain of approximately $22 million from sale and receive net cash proceeds of approximately $41 million in late Q3/early Q4 2022. The sales proceeds will fund the expected equity portion payable for the three Kamsarmax newbuilding orders placed.
Ulrik Andersen, CEO of Golden Ocean Management AS commented:
“Golden Ocean is committed to maintaining one of the largest and most modern fleets in the industry. In the process, the Company will continue to improve the fuel efficiency of its fleet, ensuring best-in-class performance at a reduced carbon footprint. Importantly, all of our newbuildings are dual-fuel ready, which provides us the flexibility to evaluate propulsion options as the visibility of future emissions-related regulations and technology improves. Golden Ocean will be offsetting a portion of the cost to construct the new vessels with the net proceeds from the sale of the two Ultramax vessels sold at attractive prices, enabling the Company to continue to execute its strategy without impacting its dividend capacity.”
July 8, 2022

The Board of Directors
Golden Ocean Group Ltd.
Hamilton, Bermuda

For further queries, please contact:

Ulrik Andersen: Chief Executive Officer, Golden Ocean Management AS
+47 22 01 73 53

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.
Forward-looking statements:
This release and any materials distributed in connection with this release may contain certain forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect the Company’s current expectations and assumptions as to future events and circumstances that may not prove accurate. A number of material factors could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.